July 1, 2019

Kris Douglas
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, TN 37203

       Re: Healthcare Realty Trust Incorporated
           Form 10-K for the year ended December 31, 2018
           Filed February 13, 2019
           File No. 001-11852

Dear Mr. Douglas:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Same Store Cash NOI, page 36

1.    We note that you exclude from same store cash NOI properties that meet
Company-
      defined criteria to be in the reposition property group. Please tell us what consideration you gave to specifically identifying the reposition properties and including 1) a discussion of the circumstances that caused the property to be classified as a reposition property and
      2) management's plans to reposition the property.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kris Douglas
Healthcare Realty Trust Incorporated
July 1, 2019
Page 2

      You may contact Kristi Marrone at (202) 551-3429 or Daniel Gordon at
(202) 551-
3486 with any questions.



                                                        Sincerely,
FirstName LastNameKris Douglas
                                                        Division of Corporation
Finance
Comapany NameHealthcare Realty Trust Incorporated
                                                        Office of Real Estate
and
July 1, 2019 Page 2                                     Commodities
FirstName LastName